October 14, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 4, 2014
File No. 1‑13461

Dear Ms. Thompson:
Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2014, with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (the “2014 Second Quarter Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.

Securities and Exchange Commission
October 14, 2014

Form 10‑K for the Fiscal Year Ended December 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.
We note your risk factor disclosure on page 18, “Any tightening of the credit markets and credit conditions may decrease the availability of automotive loans and leases and adversely impact our new and used vehicle sales and margins. In particular, if sub-prime finance companies apply higher credit standards or if there is another decline in the overall availability of credit in the subprime lending market, the ability of consumers to purchase vehicles could be limited, which could have a material adverse effect on our business and results of operations.” Tell us and disclose how the industry defines sub-prime auto loans. Further, since it appears you would be affected by a deterioration in the sub-prime auto loan industry, please revise your disclosures to provide transparency with regard to the magnitude of vehicle sales or leasing transactions you execute that are supported by the sub-prime auto loan market. In this regard, provide us with a comprehensive analysis of your exposure to the subprime auto loan market, including, where determinable, the amount of any direct exposure.

Response: As described in Note 2, Summary of Significant Accounting Policies and Estimates, to the financial statements contained in the Company’s 2013 Form 10-K, the Company arranges financing for customers through various institutions and receives financing fees based upon the difference between the loan rates charged to customers and wholesale financing rates set by the financing institution. The Company arranges financing for approximately 70% of its retail new and used vehicle customers. Generally, sub-prime loans are defined as those involving finance customers with FICO scores below 620. In 2013 and 2014, the sub-prime lending market accounted for 15-20% of the Company’s total financed vehicle transactions.
Also as described in Note 2, Summary of Significant Accounting Policies and Estimates, to the financial statements contained in the Company’s 2013 Form 10-K, substantially all of the Company’s direct exposure to the sub-prime auto loan market relates to the financing fees received subject to the Company’s arrangements with various financing institutions. The Company may be charged back for unearned financing fees in the event of early termination of the contracts by customers, but generally limited in the Company’s arrangement with the financing institutions to the first 90 days of the term of the associated vehicle loan. The Company maintains an overall reserve for future amounts that may be charged back for all credit classes (not exclusively the sub-prime market), based upon historical chargeback experience of the Company and the termination provisions of the applicable contracts. As of December 31, 2013, such reserve totaled $24.9 million. Further delineation of this reserve to quantify the Company’s estimated exposure to the sub-prime lending market is not possible.
The Company acknowledges the Staff’s comment and will provide more transparent discussion relative to the sub-prime lending market and the potential risk to the Company in the risk factor disclosures of appropriate future filings, similar to the information provided above.
Provision for Income Taxes, page 62

2.
We note that the change in your effective tax rate from fiscal year 2012 to 2013 was partially attributable to the change in the mix of your pretax income from the taxable jurisdictions in which you operate. If changes in the geographical mix of income were a significant driver of the change in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Securities and Exchange Commission
October 14, 2014

Response: Management reaffirms its disclosure in its 2013 Form 10-K that the difference in the Company’s effective tax rate in 2013 of 40.6%, as compared to 2012 of 37.7% was primarily due to valuation allowances recognized on certain foreign company deferred tax assets, non-deductible goodwill from the disposition of certain domestic dealerships and non-deductible transaction costs related to foreign acquisitions, as well as the changes in certain tax laws and rates and the change in the mix of the Company’s pretax income from the taxable jurisdictions in which it operates. The combined impact of the valuation allowances recognized on certain foreign company deferred tax assets and non-deductible goodwill from the disposition of certain domestic dealerships and non-deductible transaction costs related to foreign acquisitions increased the Company’s effective tax rate for 2013 by 277 basis points. The most significant change in geographical mix from 2012 to 2013 was related to the acquisition of UAB Motors Particpações S.A. in Brazil in the first quarter of 2013. This change in geographic mix of earnings between foreign and domestic operations increased the Company’s effective tax rate in 2013 by 13 basis points. All other changes in geographical mix of income, as well as tax laws and rates, did not significantly alter the Company’s effective tax rate in 2013.
The Company acknowledges the Staff’s comment and will incorporate expanded disclosures into future filings similar to the above for significant drivers of the change in the Company’s effective tax rate, as appropriate.
Liquidity and Capital Resources, page 64

3.
Please provide a comparative discussion of your cash flows on a GAAP basis. In this regard, we note your discussion of cash flows on an adjusted non-GAAP basis. Please explain to us and disclose in further detail the reasons for these adjustments, how you are using this information, and why it is useful to your investors.

Response: The Company notes the Staff’s comment is relative to its 2013 Form 10-K. In its 2014 Second Quarter Form 10-Q, the Company enhanced its disclosure relative to the non-GAAP cash flow presentation in Management’s Discussion and Analysis (“MD&A”) to include comparative GAAP information. The Company will continue to provide this enhanced disclosure in its relevant future filings with the Commission. In response to the Staff’s comment, below is a comparative discussion of the Company’s cash flows on a GAAP basis and further detail regarding the reasons for the adjustments.
The following sets forth a table of the Company’s historical cash flow information for the years ended December 31, 2013, 2012 and 2011 on a GAAP basis, as well as a comparative discussion of such cash flows. In the interest of succinctness, the comparative discussion has been limited to those sections that would have been impacted by a GAAP presentation. The following table sets forth selected historical information regarding cash flows from our Consolidated Statements of Cash Flows.

	For the Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net cash provided by (used in) operating activities	$52,372	$(75,322)	$199,316
Net cash used in investing activities	(268,654)	(224,458)	(212,773)
Net cash provided by financing activities	235,993	290,823	8,649
Effect of exchange rate changes on cash	(4,146)	(1,288)	(140)
Net increase (decrease) in cash and cash equivalents	$15,565	$(10,245)	$(4,948)
Sources and Uses of Liquidity from Operating Activities

Securities and Exchange Commission
October 14, 2014

For the year ended December 31, 2013, we generated $52.4 million in net cash flow from operating activities, primarily consisting of $114.0 million in net income, as well as non-cash adjustments related to depreciation and amortization of $35.8 million, deferred income taxes of $22.4 million, amortization of debt discounts and debt issue costs of $13.9 million, stock-based compensation of $13.9 million and asset impairments of $6.5 million. These cash inflows were partially offset by $11.0 million of net gains from the disposition of assets and a $143.8 million net change in operating assets and liabilities. Included in the net change in operating assets and liabilities were cash outflows of $241.9 million from increases in inventory, $19.0 million from increases of vehicle receivables and contracts-in-transit and $9.5 million from an increase in accounts and notes receivables, which were partially offset by cash inflows of $83.2 million from the net increase in floorplan borrowings from manufacturer affiliates, $41.1 million provided by increases in accounts payable and accrued expenses, and $1.9 million from a decrease in prepaid expenses and other assets.
For the year ended December 31, 2012, we used $75.3 million of cash flow for operating activities, primarily consisting of cash inflows of $100.2 million in net income, as well as non-cash adjustments related to depreciation and amortization of $31.5 million, deferred income taxes of $13.3 million, amortization of debt discounts and debt issue costs of $13.0 million, stock-based compensation of $11.9 million and asset impairments of $7.3 million, more than offset by a $248.7 million net change in operating assets and liabilities. Included in the net change in operating assets and liabilities were cash outflows of $278.2 million from increases in inventory, $29.1 million from increases of vehicle receivables and contracts-in-transit and $6.8 million from an increase in accounts and notes receivables, partially offset by cash inflows of $33.2 million from the net increase in floorplan borrowings from manufacturer affiliates, $29.9 million provided by increases in accounts payable and accrued expenses, and $2.4 million from a decrease in prepaid expenses and other assets. The net cash flow from operating activities excludes $4.9 million of net gains from the disposition of assets.
For the year ended December 31, 2011, we generated $199.3 million in net cash flow from operating activities, primarily consisting of $82.4 million in net income, non-cash adjustments related to depreciation and amortization of $27.1 million, deferred income taxes of $24.8 million, amortization of debt discounts and debt issue costs of $12.0 million, stock-based compensation of $10.9 million, asset impairments of $4.8 million and a $38.0 million net change in operating assets and liabilities. Included in the net change in operating assets and liabilities are cash outflows of $53.8 million from increases of vehicle receivables and contracts-in-transit, $17.9 million from an increase in accounts and notes receivables, $11.2 million from an increase in prepaid expenses and other assets, and $7.4 million due to increases in inventory levels; these outflows are more than offset by cash inflows of $77.0 million from increases in accounts payable and accrued expenses and $52.8 million from the net increase in floorplan borrowings from manufacturer affiliates.
Sources and Uses of Liquidity from Investing Activities
During 2013, we used $268.7 million in net cash flow for investing activities, consisting primarily of $269.9 million of cash flows related to acquisitions. We also used $102.9 million during 2013 primarily for purchases of property and equipment to construct new and improve existing facilities, consisting primarily of $38.8 million for real estate to be used for existing dealership operations and $69.2 million for capital expenditures. These cash outflows were partially offset by $102.2 million in proceeds from the sale of franchises, property and equipment during 2013.
During 2012, we used $224.5 million in net cash flow for investing activities, consisting primarily of $178.0 million of cash flows related to acquisitions. We also used $88.5 million during 2012 primarily for purchases of property and equipment to construct new and improve existing facilities, consisting of $26.5 million for real estate to be used for existing dealership operations and $62.0 million for capital expenditures. These cash outflows were partially offset by $39.2 million in proceeds from the sale of franchises, property and equipment during 2012, primarily related to the disposition of one Mazda and two Nissan dealerships in the U.S.

Securities and Exchange Commission
October 14, 2014

During 2011, we used $212.8 million in net cash flow for investing activities, consisting primarily of $159.6 million of cash flows related to acquisitions. We also used $60.6 million during 2011 primarily for purchases of property and equipment to construct new and improve existing facilities, consisting of $26.7 million for real estate to be used for existing dealership operations and $40.1 million for capital expenditures. These cash outflows were partially offset by $6.0 million in proceeds from the sale of property and equipment during 2011.
Sources and Uses of Liquidity from Financing Activities
During 2013, we generated $236.0 million in net cash flow from financing activities, primarily related to floorplan borrowings on our syndicated credit facility of $169.6 million, borrowings of $85.3 million of real estate and other debt, $60.0 million of borrowings on the Acquisition Line, and $56.1 million from a decrease in our floorplan offset account. These cash inflows were partially offset by cash outflows of $3.6 million used to repurchase 55,655 shares of our common stock during the fourth quarter of 2013, $15.8 million used for dividend payments, and $116.7 million used for principal payments of real estate and other debt.
During 2012, we generated $290.8 million in net cash flow from financing activities, primarily related to floorplan borrowings on our syndicated credit facility of $250.0 million and borrowings of $89.0 million of real estate and other debt. These cash inflows were partially offset by cash outflows of $11.3 million used to repurchase shares of our common stock during the second and third quarters of 2012, $13.4 million used for dividend payments, $22.4 million used for principal payments of real estate and other long-term debt and $3.1 million from a net decrease in our floorplan offset account.
During 2011, we generated $8.6 million in net cash flow for financing activities, primarily related to $50.8 million used to repurchase shares of our common stock during the second and third quarter of 2011, $11.2 million used for dividend payments, and $12.7 million used for principal payments of real estate and other debt. These cash outflows were more than offset by floorplan borrowings on our syndicated credit facility of $28.5 million, a net cash inflow of $20.0 million due to a decrease in our floorplan offset account and borrowings of $33.0 million related to real estate and other debt.
As described on page 9 of our 2013 Form 10-K, New and Used Vehicle Inventory Financing, the Company finances its vehicle inventory purchases through various credit facilities including its revolving credit facility and separate arrangements with manufacturer-affiliated lending institutions. In the retail automotive industry, floorplan notes payable are a universally accepted method of financing the acquisition of vehicle inventory held for sale. The Company has two primary sources of vehicle inventory acquisition financing in the U.S.: (1) the floorplan line of its syndicated revolving credit facility and (2) a floorplan financing arrangement with Ford Motor Credit Company ("FMCC") for financing in the U.S. of new Ford vehicles. Lenders within the Company’s syndicated revolving credit facility consist of 19 third-party financial institutions, representing 68% of the total $1.7 billion commitment, and six manufacturer-affiliated lending institutions, representing 32% of the total commitment. The only difference between the lending commitment of the six manufacturer-affiliated financing institutions syndicated in the revolving credit facility and the lending commitment of FMCC is that the commitment of the six institutions within revolving credit facility can be utilized in the financing of vehicle inventory from various brands, while the commitment of FMCC can only be used to finance Ford inventory. Borrowings under the Company’s floorplan line of its revolving credit facility generally require vehicle identification numbers to secure the loans, as with borrowings from manufacturer affiliated lenders. The Company’s decision to utilize the floorplan line of its revolving credit facility does not alter the process by which its vehicle inventory would otherwise be financed utilizing a manufacturer affiliated lender, nor does it significantly impact the economics (e.g., the cost of the vehicle, the floorplan assistance received from the manufacturer, etc.) of the Company’s vehicle procurement activities. All borrowings from, and repayments to, manufacturer-affiliated lenders (excluding the cash flows from or to manufacturer-affiliated lenders participating in the Company’s syndicated revolving credit facility) are presented within Cash Flows from Operating Activities on the Company’s Consolidated Statements of Cash Flows in conformity with GAAP. All borrowings from, and repayments to, the syndicated revolving credit facility (including the cash flows from or to manufacturer-affi

Securities and Exchange Commission
October 14, 2014

liated lenders participating in the syndicated revolving credit facility) are presented within Cash Flows from Financing Activities in conformity with GAAP.
The Company believes adjusting the presentation of its cash flows so that all floorplan financing activity is presented as operating cash flow activity, as opposed to having certain floorplan activity classified as operating activities and others as financing activities is helpful to investors because:

•
The incurrence of floorplan notes payable represents an activity necessary to acquire vehicle inventory for resale. Agreements relative to its borrowings from both its manufacturer-affiliated floorplan lenders and the floorplan line of its revolving credit facility generally require the repayment of the specific borrowing within 10 calendar days of selling the associated unit in inventory (such reduction of inventory being reflected as an operating activity in the Company’s statements of cash flow). Because the vehicle inventory acquired through this short-term financing is key in the production of its operating cash flows, the Company believes that the adjustment to reflect all related cash flows attributable to the underlying floorplan notes payable as operating activities is helpful to investors, as well;

•
Operationally, the Company does not differentiate between floorplan borrowings and payments under its revolving credit facility and those under a manufacturer-affiliated facility. All balances and activity are monitored similarly by operational management. The borrowings and payments for each are subject to the same transactional accounting process;

•
The Company also believes that the adjustment of all floorplan activity as an operating cash flow activity results in matching cash flows with the corresponding operating cash flows related to inventory and, as a result, eliminates operating cash flow volatility associated with the purchase and sale of inventory that otherwise is reflected in the presentation in accordance with GAAP. As an example of the volatility that results from a presentation in accordance with GAAP without a corresponding change in the Company’s operating trends, management offers the following comparison of operating cash flows for the year ended December 31, 2013, 2012 and 2011:

GAAP Basis	Increase/(Decrease) from:
	2012 to 2013	2011 to 2012
	(In millions)
Net income	$13.8	$17.8
Change in operating assets and liabilities	$104.9	$(286.7)
Cash flow from operating activities	$127.7	$(274.6)

Adjusted Non-GAAP Basis	Increase/(Decrease) from:
	2012 to 2013	2011 to 2012
	(In millions)
Net income	$13.8	$17.8
Change in operating assets and liabilities	$23.0	$(5.1)
Cash flow from operating activities	$43.6	$6.9
Based upon the above analysis, management believes that an investor, using only the cash flows from operating activities in the Company’s financial statements prepared in accordance with GAAP, would come

Securities and Exchange Commission
October 14, 2014

to an artificially negative conclusion regarding the Company’s operating cash flows for 2012, given that the cash flow from operating activities prepared in accordance with GAAP indicates a decrease of $274.6 million from 2011, which is primarily attributable to an increase in vehicle inventory that was financed through the Company’s syndicated revolving credit facility. Conversely, management believes that an investor, using only the cash flows from operating activities in the Company’s financial statements prepared in accordance with GAAP, would come to an artificially positive conclusion regarding the Company’s operating cash flows for 2013, given that the cash flow from operating activities prepared in accordance with GAAP indicates a increase of $127.7 million from 2012, which is primarily attributable to a decrease in vehicle inventory that was financed through the Company’s syndicated revolving credit facility;

•
Disparity exists within the inventory financing sources of the Company’s peer group, based upon each company’s selection of and ability to arrange financing alternatives. Each of the Company’s peers utilizes manufacturer and non-manufacturer affiliated lenders to finance different percentages of their vehicle inventory purchases. This variance in mix between manufacturer and non-manufacturer affiliated floorplan lending arrangements results in a differing percentage of floorplan borrowings and payments being classified as an operating cash flow activity and, ultimately, disparate levels of volatility in the operating cash flow trends. Therefore, the Company believes that the classification of borrowings and payments under the floorplan line of its revolving credit facility as financing activities results in data that is also potentially misleading for the users of its financial statements if utilized in peer analytics of performance; and

•
In assigning debt ratings to auto retailers, rating agencies regard floorplan financing as more akin to trade payables than to debt. This is based on: (i) their belief that there is a ready market offered by the manufacturers and commercial lending institutions for these types of programs; (ii) the high loan-to-value ratios of floorplan notes payable; (iii) the fact that repayment generally is not required until the vehicles are sold; and (iv) the fact that manufacturers typically offer various forms of subsidies that largely offset the borrowing costs associated with floorplan facilities.

As a result of the foregoing, the Company presents the non-GAAP measure "adjusted net cash provided by operating activities" to assist its investors in their evaluation of the Company’s operating cash flows. Such presentation is consistent with how management monitors its operating cash flow and management believes that such cash flow presentation is relevant to shareholders in demonstrating the operating performance of the Company. Management believes that volatility of the GAAP measure of operating cash flow created by the choice to finance its inventory through its revolving credit facility versus a manufacturer-affiliated floorplan facility could be confusing for its investors and the presentation of "adjusted net cash provided by operating activities" serves to add transparency.
In addition, the majority of the Company’s dealership acquisitions and dispositions are negotiated as asset purchases and sales, whereby the Company does not assume transfer of liabilities for floorplan financing in the execution of the purchase and does not transfer liabilities of floorplan financing to the buyer in the execution of the sale. Therefore, borrowings and repayments of all floorplan financing associated with dealership acquisition and disposition activity are characterized as either operating or financing activities in the Company’s statement of cash flows presented in conformity with GAAP, depending on whether the vehicle inventory involved in the transaction was financed utilizing the Company’s revolving credit facility or a manufacturer-affiliated facility (as described above). However, the floorplan financing activity is so closely related to the inventory acquisition process that the Company believes the presentation of all acquisition and disposition related floorplan financing activities should be classified as an investing activity on an adjusted non-GAAP basis. This adjustment reduces volatility in the Company’s operating cash flows associated with its acquisitions and dispositions and management believes that the adjustment provides additional insight to users of the financial statements regarding the impact of borrowings and repayments assoc

Securities and Exchange Commission
October 14, 2014

iated with acquisition and disposition activity. Therefore, the Company has made such adjustments in its adjusted non-GAAP operating cash flow presentations.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page F-8
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8
Statements of Cash Flows, page F-13

4.
We note that you classify cash flows from or to manufacturer affiliated lenders participating in your revolving syndicated credit facility within financing cash flows. Please explain to us how you determined these manufacturer affiliated cash flows should be classified within financing cash flows as opposed to operating cash flows. In doing so, tell us whether or not your arrangements with these lenders require you to purchase any vehicles from the related manufacturer.

Response: On September 16, 2005, the Company received a comment letter from the Staff questioning our classification of cash flows associated with our revolving credit facility within operating cash flows. In its correspondence to the Company dated January 13, 2006, the Staff acknowledged that the Company had “…a revolving credit facility provided by a group of lenders comprised of 13 financial institutions and two manufacturer captive finance companies that is available for floor plan financing of new and used vehicles…”. The Staff closed this initial comment letter to the Company by directing the Company to revise its “…statements of cash flows to distinguish between payment made to suppliers to acquire goods for resale from borrowings and payments made for used inventory and/or from lenders unaffiliated with the manufacturers…” by, among other things:

•
Presenting payments on floorplan notes payable for “…new inventory purchases originating from manufacturer affiliated lenders…” directly associated with the new vehicle inventory brand within operating activities; and

•
Presenting “…borrowings and payments on unaffiliated floorplan notes payable and the Company’s revolving credit facility…” not directly associated with the new vehicle inventory brand as financing activities, on a gross basis.

As a result, the Company filed a Form 10-K/A and a Form 10-Q/A on January 30, 2006 to amend and restate its 2004 Annual Report on Form 10-K and its September 30, 2005 Quarterly Report on Form 10-Q to comply with the Staff’s direction and, among other things, reflect all borrowings and payments on the its revolving credit facility as cash flows from financing activities. Since such filings, the Company has prepared and filed its statements of cash flow within its consolidated financial statements in accordance with GAAP and the Staff’s directives as described above.
The Company confirms that its revolving credit facility arrangement does not require it to purchase any vehicles from the manufacturer affiliates represented within the facility. The revolving credit facility is administered by a third-party financial institution, without prejudice for the brand of vehicle being financed. Under the floorplan line of the Company’s revolving credit facility, there are no direct borrowings from a participating manufacturer-affiliate to finance purchases of that brand of vehicle.
As a result of management’s considerations around the administration of the syndicated revolving credit facility and the Staff’s previous direction as noted above, management does not believe the participation of manufacturer-affiliated lenders should result in any differential treatment as it relates to the presentation of cash flows for the credit facility.

Securities and Exchange Commission
October 14, 2014

5. STOCK-BASED COMPENSATION, page F-18

5.
You disclose that restricted stock awards are considered outstanding at the date of grant, subject to various vesting periods. Your disclosures also suggest that restricted stock units are vested at the grant date but are not considered outstanding at that time. Please clarify if both your restricted stock awards and restricted stock units qualify as participating securities and clearly explain to us how you treat restricted stock awards and restricted stock units in your basic and diluted EPS calculations.

Response: As of December 31, 2013 and June 30, 2014, the Company’s unvested restricted stock awards totaled 933,740 and 993,905, respectively. As disclosed in Note 2, Summary of Significant Accounting Policies and Estimates, to the financial statements contained in the Company’s 2013 Form 10-K, these unvested restricted stock awards qualify as participating securities because they contain non-forfeitable rights to dividends. Therefore, the Company includes such unvested restricted stock awards in its computation of earnings per share (“EPS”) in accordance with Accounting Standards Codification (“ASC”) 260-10-45-59A through -70. The Company applies the two-class method for computing basic and diluted EPS. In so doing, the Company reduces income from continuing operations by the amount of dividends declared in the current period. The remaining earnings are allocated to its common stock and restricted stock awards (i.e., participating securities), as if all of the earnings for the period had been distributed. The total earnings allocated to each security are determined by adding the amount allocated for dividends and the amount allocated for the participation feature. The total earnings allocated to each security are divided by the number of outstanding shares of the security to which the earnings are allocated to determine the EPS for the security. For diluted EPS, outstanding common shares includes all potential common shares assumed issued.
At both December 31, 2013 and June 30, 2014, the Company’s restricted stock units totaled 63,372 and, thus, are not material to the Company’s EPS calculation. These restricted stock units are not considered outstanding when issued, since they cannot be voted. However, these restricted stock units are considered vested at the time of issuance and, as a result, participate in dividends on the same basis as the Company's common stock. Therefore, the restricted stock units are included in both the basic and dilutive shares outstanding for the computation of EPS.
12. LONG-TERM DEBT, page F-28

6.
We note that holders of your 2.25% and 3.00% Convertible Senior Notes may require you to repurchase the notes if you experience a fundamental change, “including a change in control or delisting of” your common stock. Please tell us how you determined the existence of these and other “fundamental change” provisions do not require temporary equity classification for the equity portion of these notes under Rule 5-02.27(a)(3) of Regulation S-X and ASR 268.

Response: ASC 470-20-15-4 states that the Cash Conversion Subsections apply only to “…convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815-15” (generally referred to as an Instrument C). The Company’s 2.25% Convertible Senior Notes due 2036 (the “2.25% Notes”) and 3.00% Convertible Senior Notes due 2020 (the “3.00% Notes” and together with the 2.25% Notes, the “Converts”) are accounted for within the scope of the Cash Conversion Subsections. As such, ASC 470-20-25-23 was applied in accounting for the issuance of the Converts, which required the Company to:

•
First, determine the carrying amount of the liability component in accordance with the guidance in ASC 470-20-30-27, which requires the liability component to be measured at the fair value of a similar liability that does not have an associated equity component; and

Securities and Exchange Commission
October 14, 2014

•
Second, determine the carrying amount of the equity component represented by the embedded conversion option in accordance with the guidance in paragraph 470-20-30-28, which requires the equity component to be valued by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole.

The Company did not reclassify the equity portion of our Converts into temporary equity as a result of the “fundamental change” provision, since such reclassification of the equity portion is required only when a provision results in the subject instrument being redeemable. The Company was not permitted to consider the likelihood of such a provision resulting in a future redemption in accordance with Paragraph 3.e of ASC 480-10-S99-3A, Convertible debt instruments that contain a separately classified equity component, that states:
Other applicable GAAP may require a convertible debt instrument to be separated into a liability component and an equity component. In these situations, the equity-classified component of the convertible debt instrument should be considered redeemable if at the balance sheet date the issuer can be required to settle the convertible debt instrument for cash or other assets (that is, the instrument is currently redeemable or convertible for cash or other assets). For these instruments, an assessment of whether the convertible debt instrument will become redeemable or convertible for cash or other assets at a future date should not be made [emphasis added]. For example, a convertible debt instrument that is not redeemable at the balance sheet date but could become redeemable by the holder of the instrument in the future based on the passage of time or upon the occurrence of a contingent event is not considered currently redeemable at the balance sheet date.
The 3.00% Notes were convertible into cash and, if applicable, common stock based on the then-applicable conversion rate under the following circumstances: (a) during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the applicable conversion price per share (the “3.00% Stock Price Trigger”); (b) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount for each day of the ten day trading period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate of the 3.00% Notes on that day; and (c) upon the occurrence of specified corporate transactions set forth in the indenture governing the 3.00% Notes (the "3.00% Notes Indenture"). As of December 31, 2013, the 3.00% Notes were convertible at the option of the holders during the three months ended March 31, 2014, as a result of the Stock Price Trigger. Pursuant to paragraph 12.d of ASC 480-10-S99-3A, equity instruments with redemption features that are not solely within the control of the issuer are required to be classified outside of permanent equity, representing “…the excess of (1) the amount of cash or other assets that would be required to be paid to the holder upon a redemption or conversion at the issuance date over (2) the carrying amount of the liability-classified component of the convertible debt instrument at the issuance date.” Therefore, the Company reclassified such amount relative to the 3.00% Notes from permanent equity to temporary equity as of December 31, 2013. The 2.25% Notes were not convertible as of December 31, 2013.
20. SEGMENT INFORMATION, page F-39

7.	We note that your description of your management structure on page 4 differs from the presentation of your management team on your website. Please help us understand the following:

•	Your management structure, including the positions that report to your CEO.

•	How you determined that your four regions represent your operating segments.

Securities and Exchange Commission
October 14, 2014

•	The identity of the individuals your CODM regularly meets with to make operating decisions.

•	The specific nature of the operating results your CODM regularly reviews to make operating decisions.
Response: As stated in the Business Organization section of Note 1 to the Financial Statements contained in the 2013 Form 10-K, as well as in the MD&A section of the 2013 Form 10-K, each of our regions are managed by a regional vice president who reports directly to the Company’s Chief Executive Officer (the “CEO”), who is also its chief operating decision maker (the “CODM”), and is responsible for the overall performance of their respective regions. The Company’s CODM assesses operational performance through the four regional vice presidents (collectively, the "RVPs") and holds each of them accountable for the performance of their respective region. Each regional vice president is responsible for establishing more specific operational performance targets for the dealerships within their region. And, each regional vice president is directly accountable to maintain communication with the Company’s CODM to discuss operational activities, financial results, forecasts and plans for the respective region. Decisions made by the Company’s CODM regarding resource allocation and performance at the regional level are disseminated and executed through the regional vice presidents. These decisions are based, in part, on internal monthly financial results, as well as interim monthly forecasts that are produced in regional-level reports. These operational reports are generally indexed to an operating budget, which is also reviewed and approved by the Company’s CODM on a regional level. Each of these reports is regularly reviewed by the Company’s CODM. During the annual budgeting process, the Company’s CODM conducts meetings with each of the regional vice presidents and reviews the planned performance.
The following regional vice presidents report to the Company’s CODM and are listed in the “Regional Vice Presidents” tab on the Company’s website:

•	Regional Vice President, U.S. - West Region;

•	Regional Vice President, U.S. – East Region;

•	Regional Vice President, U.K.; and

•	Regional Vice President, Brazil.

In addition, the following positions at the Company report directly to the Company’s CODM, all of whom are listed in the "Management Team" tab on the Company’s website:

•	Senior Vice President, Chief Financial Officer;

•	Vice President, Financial Services and Manufacturer Relations;

•	Vice President, Fixed Operations;

•	Vice President, General Counsel;

•	Vice President, Corporate Development ; and

•	Vice President, Human Resources.
Particularly as it relates to the Vice President Financial Services and Manufacturer Relations and Vice President, Fixed Operations, the responsibilities of these positions are in support of the Company’s CODM in his management of the Company’s four regions, as well as support of the Regional Vice Presidents. In their primary role, these positions assist in:

•	The implementation of best operating practices;

•	Evaluation of underperforming dealerships and the development of improvement plans;

•	Training; and

•	Vendor management.

Securities and Exchange Commission
October 14, 2014

Other Vice President positions listed on the Company’s website, including the Vice President, Collision Operations, do not report directly to the Company’s CODM.
The Company has determined that, under its existing organizational structure and resource allocation, a region represents an operating segment for financial reporting purposes. The Company came to this determination based upon evaluation of the criteria within ASC 280-10-50-1 through 280-10-50-9 and the facts that:

1.	Each region engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise;

2.
Each region’s operating results are regularly reviewed by the Company’s CODM to make decisions about resources to be allocated to the region and assess its performance. This decision making encompasses every facet of the business, but specifically includes:

a.	Management Reporting - The CODM regularly receives reporting consisting of regional level and consolidated information only, including monthly financial results;

b.
Resource Allocation - The Company’s operational budgeting and forecasting process, although built from a bottom-up dealership approach, is reviewed and evaluated at a regional level. During the Company’s annual budgeting process, the CODM conducts meetings with each of the RVPs to review the planned performance and key metrics (pretax net income, SG&A as a % of gross profit, same-store revenues, etc.) at a regional level. Annual operational budgets are also reviewed, approved and monitored by the Company’s Board of Directors in accordance with its oversight role. In doing so, the Board of Directors receives both consolidated and regional level information. In addition, while the Company budgets for capital expenditures at a dealership level because of the specific nature of the construction projects, regional capital expenditure budgets are established by the Capital Appropriations Committee (chaired by the Company’s CFO) and ultimately approved by the CODM. Regional capital expenditures are monitored and reported on a monthly basis. Annual capital expenditure budgets are also approved and monitored by the Company’s Board of Directors at a consolidated level; and

c.
Assessing Performance - As noted above, each region has an RVP, who is directly accountable to and maintains regular contact with the CODM to discuss operational activities, financial results, forecasts, or plans for the region. The Company’s CODM assesses the Company’s performance through the RVPs and holds them accountable for the performance of the dealerships within their respective region. The hiring and termination of dealership personnel is incumbent upon the RVP. The Company’s Board of Directors, which is also charged with operational oversight, regularly receives financial information at consolidated and region levels only in assessing the overall performance of the Company; and

3.	Each region has discrete financial information.
Based upon the analysis above, the Company determined that, under its existing organizational structure and method resource allocation, each of its four regions represents an operating segment for financial reporting purposes.

8.
In a previous response letter to the Staff dated May 25, 2012, you indicated in response to comment 1 that you determined each of your dealerships represented a component under ASC 350-20-35-34. You also indicated that, under ASC 350-20-35-35 and ASC 350-20-55-6 and -7, the components were aggregated into reporting units corresponding to your regions since each dealership within each operating segment had similar economic characteristics. If you continue to believe that the dealerships within each operating segment have similar

Securities and Exchange Commission
October 14, 2014

economic characteristics, please provide us with additional evidence that supports such aggregation. Although we acknowledge that ASC 350-20-55-6 indicates the evaluation of whether two components have similar economic characteristics should be more qualitative than quantitative, please still provide us with relevant quantitative information, such as gross profit percentages and other relevant metrics, by dealership, manufacturer, and/or brand.
Response: The Company, in applying its judgment, believes that the dealerships (or components) within a region exhibit similar economic characteristics and, therefore, believes it is appropriate to aggregate them into single reporting units. In support of such conclusion, the Company referenced ASC 350-20-55-6 and -7, which stipulates that the assessment of components for similar economic characteristics should be more qualitative than quantitative. In its assessment, the Company primarily considered the factors included in ASC 280-10-50-11: the nature of the products and services offered by each dealership; the nature of the business processes within each dealership; the type or class of customer for each dealership’s products and services; the methods used to distribute the dealerships’ products or provide their services; and the nature of regulatory environment in which each dealership operates in order to determine whether its dealerships have similar economic characteristics. However, management notes that ASC 350 elaborated to indicate that while all factors in paragraph 280-10-50-11 should be considered, every factor need not be met in order for two components to be deemed economically similar.

•
The nature of the products and services, as well as the business processes. Each of the Company’s dealerships operates as the physical retail outlets for its business and conducts business similarly, including the selling of new and used vehicles, coordination of finance for such vehicle sales, the selling of associated insurance products, servicing and repair of vehicles and selling of automotive parts. Each dealership management team includes a general manager, as well as department managers for new vehicles, used vehicles, parts, service and finance. Dealership management is required to comply with certain standard business processes, including the use of a standard operating and general ledger system, as well as risk management and loss prevention procedures. The Company’s internal audit program incorporates an evaluation of the effectiveness of such standard business process for each subject dealership. Within each region, all of the Company’s dealerships process their financial and accounting information on the same information technology system. Further, many of the dealerships’ products and services are standardized. For example, the Company’s new vehicle inventory is solely sourced from the associated original equipment manufacturer (“OEM”). The dealerships’ used vehicle inventory is generally obtained from either a retail vehicle customer (i.e., a trade-in) or the wholesale market. Parts inventory is acquired from either OEM or the wholesale market. The Company’s finance and insurance products are marketed from a centralized corporate-approved list to ensure consistency of offerings and underwriters. These finance and insurance products are also sold under an established set of centrally-managed thresholds and limits that apply to all dealerships. In addition, certain retail products (e.g., oil), products used in retail vehicle services (e.g., paint) and selling and administrative services are purchased through centralized procurement contracts.

•
The type or class of customer for each dealership’s products and services. As previously noted, the Company’s dealerships operate in the retail automotive business. Therefore, the overwhelming majority of the Company’s customers are individual retail customers, who purchase new or used vehicles, various finance and insurance products, automotive parts and vehicle services. This is consistent at all dealerships. In addition, all of the Company’s dealerships sell wholesale used vehicles and parts to a similar mix of business customers. Each dealership has a similar mix of retail and wholesale customers.

•	The methods used to distribute the dealerships’ products or provide their services. The primary method for selling new and used vehicles, related automotive parts and insurance

Securities and Exchange Commission
October 14, 2014

products, as well as coordinating vehicle financing, is through the Company’s physical retail dealership operations, managed by the Company’s general and department managers. The servicing and repair of vehicles is also performed at the physical retail dealership locations. Each dealership operates under a standard set of operating policies and procedures that involves selling methods for vehicles and the related finance and insurance products, as well as vehicle services. The Company performs corporate-approved training for operations personnel, based upon these standard operating procedures.

•	The nature of regulatory environment. The regulatory environment in which each of the dealerships operates is generally the same within the respective regions, and further within the U.S.
Again, as the Staff noted in its comment to the Company, the component aggregation determination ascribed in ASC 350-20-55-6 and -7 should be more qualitative than quantitative. As such, management believes that, in its judgment, the analysis described above, given the preponderance of the evidence supporting the economic similarities of the Company’s dealerships (i.e., components), fully supports its conclusion to aggregate its dealerships (i.e., components) into regional reporting units. However, the Company acknowledges the Staff’s request for relevant quantitative information and offers the following dealership level information in further support of its conclusion to aggregate the dealerships within each of its regions into single reporting units:

•
For the three years ended December 31, 2013, the average gross margin for the dealerships in the West Region of the U.S. was 15.1%. More than 50% of the dealerships in the West Region had an average gross margin over that period within 10% of the regional average and 91% of the dealerships had an average gross margin over that period within 20% of the regional average. Based upon this quantitative analysis, including evaluation of those dealerships outside of these ranges, the Company noted no evidence to suggest that, combined with the qualitative analysis described above, the dealerships within the region are economically dissimilar.

•
For the three years ended December 31, 2013, the average gross margin for the dealerships in the East Region of the U.S. was 14.8%. More than 60% of the dealerships in the East Region had an average gross margin over that period within 10% of the regional average and 93% of the dealerships had an average gross margin over that period within 20% of the regional average. Based upon this quantitative analysis, including evaluation of those dealerships outside of these ranges, the Company noted no evidence to suggest that, combined with the qualitative analysis described above, the dealerships within the region are economically dissimilar.

•
For the three years ended December 31, 2013, the average gross margin for the dealerships in the U.K. Region was 12.4%. More than 50% of the dealerships in the U.K. Region had an average gross margin over that period within 10% of the regional average and 73% of the dealerships had an average gross margin over that period within 20% of the regional average. Based upon this quantitative analysis, including evaluation of those dealerships outside of these ranges, the Company noted no evidence to suggest that, combined with the qualitative analysis described above, the dealerships within the region are economically dissimilar.

•
With respect to the Brazil Region, management notes that the dealerships were acquired in a business combination transaction on February 28, 2013. Therefore, the Company has limited gross margin data with which to analyze economic similarities. Further, management believes that the results from the region to date are not necessarily indicative of expected future performance. With that noted, the average gross margin for the dealerships in the Brazil Region for the 10 months ended December 31, 2013 was 10.6%. More than 25% of the deale

Securities and Exchange Commission
October 14, 2014

rships in the Brazil Region had an average gross margin over that period within 10% of the regional average and 61% of the dealerships in the Brazil Region had an average gross margin over that period within 20% of the regional average. Based upon this quantitative analysis, including evaluation of those dealerships outside of these ranges, the Company noted no evidence to suggest that, combined with the qualitative analysis described above, the dealerships within the region are economically dissimilar.
Management believes that the dealership level information for each region presented above is most relevant and responsive to the Staff’s request for quantitative information of the Company’s components. The Company’s regional management reviews operational performance, based upon dealership operating results. Also, the Company's acquisitions are typically at a dealership level. The Company is not managed at a brand level or a manufacturer level. Generally, the Company’s evaluation of manufacturer and brand information is limited to a new vehicle sales analysis relative to the industry as a whole and/or historical Company performance. Such analysis provides information on one aspect of sales performance, but is not considered by management to be wholly indicative of operating results. Therefore, management considers an evaluation of operating results at the brand or manufacturer level incomplete and ineffective for managing operating performance. Further, management believes that this quantitative analysis supports management’s qualitative analysis described further above.
Based upon all of the information above and the relevant guidance, management, in its judgment, believes that aggregation of the dealerships (i.e., components) within each of its regions, or operating segments, resulting in the operating segments being defined as the Company’s reporting units is appropriate and in accordance with the guidance cited above. Management also notes that this approach is generally consistent with industry practice. Therefore, the Company will continue this practice in the future.
Form 10-Q for the Quarterly Period Ended June 30, 2014
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page 8
9. LONG-TERM DEBT, page 18

9.
We note that you purchased $92.5 million of your outstanding 3.00% Convertible Senior Notes for $210.4 million during the quarter ended June 30, 2014 and recognized a $23.6 million extinguishment loss and a $118.1 million reduction to APIC for the purchase of the equity component of these notes. Please tell us in sufficient detail how you calculated the extinguishment loss. Since it appears the consideration paid to redeem the equity portion of the notes may have exceeded the carrying value of the equity component, please also tell us how you considered including the excess as a reduction to net income available to common shareholders in your EPS computations. See, by analogy, SAB Topics 3C and 6B.

Response: In its accounting for the purchase of $92.5 million of outstanding 3.00% Notes, management did not evaluate SAB Topics 3C and 6B for analogy. As described above, ASC 470-20-15-4 states that the Cash Conversion Subsections apply only to “…convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815-15” (generally referred to as an Instrument C). The Company’s 3.00% Notes were accounted for within the scope of the Cash Conversion Subsections. As such, SAB Topics 3C and 6B were not considered to be applicable.
ASC 470-20-40-26 states in part that “an entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date.” The Company’s tender offer for the 3.00% Notes was a cash offer that included an inducement premium. This offer was at a more favorable conversion ratio than that applicable under the original terms

Securities and Exchange Commission
October 14, 2014

of the debenture. Therefore, management determined that the Company’s purchase of $92.5 million of its 3.00% Notes qualified as an induced conversion, pursuant to the criteria within ASC 470-20-40-26. As such, the Company was required to recognize an inducement loss “…equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of the consideration issuable in accordance with the original conversion terms.” The fair value of all securities and other consideration transferred for the 3.00% Notes purchase was $210.4 million (representing the gross cash paid by the Company in settlement of the tender) and the fair value of the consideration issuable in accordance with the original terms of the 3.00% Notes was $201.6 million (representing the aggregate of the principal amount of 3.00% Notes redeemed, or $92.5 million, and the fair value as of the settlement date of the shares issuable in accordance with the original terms of the 3.00% Notes), resulting in a loss on inducement of $8.8 million.
After accounting for the loss relative to the inducement, the Company applied the settlement, or derecognition, guidance described in ASC 470-20-40-20. As such, the Company allocated the fair value of the remaining consideration transferred to the holder (equaling the $210.4 million of gross consideration transferred less the $8.8 million loss on inducement, or $201.6 million) between the liability and equity components of the original instrument, as follows:

•
Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment (representing the net present value of the cash flows associated with the liability component, based on the terms of a similar non-convertible debt instrument), or $83.7 million;

•
Recognize in the statement of financial performance as a gain or loss on debt extinguishment any difference between: (1) the consideration attributed to the liability component (or $83.7 million) and (2) the net carrying amount of the liability component and any unamortized debt issuance costs (or $69.1 million). As a result, the Company recognized an additional loss on extinguishment for the liability component of $14.6 million; and

•
Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity, or $117.9 million (calculated as $201.6 million less $83.7 million).

In addition to the above, the Company incurred $0.5 million of transaction costs directly related to the purchase of the 3.00% Notes. Pursuant to ASC 470-20-40-22, these costs were allocated to the liability and equity components of 3.00% Notes in proportion to the allocation of consideration transferred at settlement and accounted for as debt extinguishment costs and equity reacquisition costs, respectively. As a result, in total, the Company recognized a $23.6 million loss on the purchase of the 3.00% Notes during the three months ended June 30, 2014, representing:

•	The loss on inducement of $8.8 million;

•	The loss on extinguishment of the liability of $14.6 million; and

•	The extinguishment loss associated with transaction costs of $0.2 million.
* * *
In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
October 14, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at (713) 647-5700 with any questions.
[Signature on next page]

Securities and Exchange Commission
October 14, 2014

Sincerely,
/s/ Darryl M. Burman
Darryl M. Burman
Vice President and General Counsel

Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Angela Olivarez, Esq., Jones Day